[SHEARMAN & STERLING LLP LETTERHEAD]

(212) 848-5009

January 30, 2009

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA FEDERAL EXPRESS

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Macquarie Infrastructure Company LLC – Confidential Treatment Request for Documents Provided to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on a Supplemental Basis on January 30, 2009

Ladies and Gentlemen:

On behalf of our client, Macquarie Infrastructure Company LLC (the “Company”), we respectfully request, for reasons of business confidentiality, confidential treatment, pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), of the following documents (the “Confidential Documents”):

1)	Offer Letter, dated April 21, 2005, by Macquarie Holdings (USA) Inc. to Todd Weintraub (Document MIC-01; pages 1 through 4);

2)	Employment Agreement, dated April 26, 2005, between Macquarie Holdings (USA) Inc. and Todd Weintraub (Document MIC-02; pages 1 through 9);

3)	Offer Letter, dated May 1, 2007, by Macquarie Holdings (USA) Inc. to Peter Stokes (Document MIC-03; pages 1 through 7);

4)	Employment Agreement, dated June 2, 2007, between Macquarie Holdings (USA) Inc. and Peter Stokes (Document MIC-04; pages 1 through 10); and

5)	Cover Letter dated January 30, 2009, by Antonia E. Stolper, Esq., of Shearman & Sterling LLP to Mr. H. Roger Schwall of the Staff (Document MIC-05; pages 1 through 3).

 CONFIDENTIAL TREATMENT REQUESTED BY
MACQUARIE INFRASTRUCTURE COMPANY LLC

Concurrently with and subject to this request, the Company is voluntarily providing a copy of the Confidential Documents to Mr. H. Roger Schwall of the Staff on a supplemental and confidential basis.

The Company also specifically requests that, pursuant to Freedom of Information Act (“FOIA”), Rule 83 and all other applicable rules of the Commission, any memoranda, notes or other writings of any sort whatsoever which are or have been made by any employee of the Commission (or of any other government agency) which incorporate, include or relate to any of the matters (i) relating to the Confidential Documents or (ii) referred to in any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company, or any of their respective affiliates, and (b) employees of the Commission (or any other governmental agency) ((a) and (b) collectively, the “Additional Confidential Materials”) be maintained in confidence and not be made part of any public writing and not be disclosed to any person.

If any person who is not an employee of the Commission (including any other government employee) requests an opportunity to inspect or copy the Confidential Documents or the Additional Confidential Materials, we specifically request that we be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request), and (iii) given sufficient advance notice of any intended release so that the Company, and its counsel, if deemed necessary or appropriate, may pursue any available remedies.  If the Commission is not satisfied that the Confidential Documents and the Additional Confidential Materials are exempt from disclosure pursuant to FOIA, Rule 83 and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

Pursuant to Rule 83, a copy of this request (but not the Confidential Documents) is being delivered to the Office of Freedom of Information and Privacy Act Operations of the Commission.  In addition, the Confidential Documents have been marked “CONFIDENTIAL TREATMENT REQUESTED BY MACQUARIE INFRASTRUCTURE COMPANY LLC”.

All notices and orders issued by the Commission under Rule 83 at any time should be directed to the following:

Heidi Mortensen
General Counsel
Macquarie Infrastructure Company LLC
125 West 55th Street
New York, New York 10019
Tel:  (212) 231-1820
Fax:  (646) 229-2599

Copies of notices and orders should be directed to:

CONFIDENTIAL TREATMENT REQUESTED BY
MACQUARIE INFRASTRUCTURE COMPANY LLC

Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York  10022
Tel:  (212) 848-5009
Fax:  (646) 848-5009

Please contact the undersigned at (212) 848-5009 if you have any questions with respect to this Application.

Very truly yours, /s/ Antonia E. Stolper Antonia E. Stolper

Enclosures

cc:           Heidi Mortensen, Macquarie Infrastructure Company LLC

CONFIDENTIAL TREATMENT REQUESTED BY
MACQUARIE INFRASTRUCTURE COMPANY LLC